UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VALCENT PRODUCTS INC.

(Name of Issuer)

Shares of Common Stock, no par value

  (Title of Class of Securities)

918881202

  (CUSIP Number)

Larry Thompson
411 South Avenue, P.O. Box 4300
Spruce Grove, Alberta  CANADA  T7X3B4

Telephone No.
(780) 962-1030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Person:	Larry Thompson
I.R.S. Identification Nos. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group ( See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Larry Thompson is a citizen of Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 21,988,080 (1)(2)
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 21,988,080 (1)(2)
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Reporting Person: 21,738,083 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ( See Instructions ):

13.	Percent of Class Represented by Amount in Row (11): 39.89% (3)

14.	Type of Reporting Person ( See Instructions): IN

(1) In accordance with the terms and provisions of certain private placement transactions, the Reporting Person and an affiliated entity have acquired an aggregate of 16,470,227 shares of common stock and 5,517,853 share purchase warrants. Also refer to Item 5 a).

(2) This figure consists of: (i) 27,777 shares of common stock and 13,889 warrants exercisable at $13.50 per share until December 18, 2009 owned by the Thompson Family Trust acquired for $300,000, (ii) 46,296 shares of common stock and 23,148 warrants exercisable at $13.50 per share until May 1, 2010 owned by the Thompson Family Trust acquired for $500,000, (iii) 92,592 shares of common stock and 46,296 warrants exercisable at $13.50 per share until May 1, 2010, owned by the Thompson Family Trust acquired for $1,000,000, and (iv) 16,303,562 shares of common stock and 5,434,521 warrants exercisable at $0.45 per share until July 17, 2010, owned by Larry Thompson acquired for $2,000,000. Also refer to Item 5 a).

(3) Based on 49,600,133 shares of the Issuer’s common stock issued and outstanding as of July 17, 2009.

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is shares of common stock, no par value per share (the “Shares”), of Valcent Products Inc., an Alberta Canada corporation (the “Issuer”).  The principal executive office of the Issuer is 789 West Pender Street, Vancouver, B.C. V6C 1H2.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This statement is filed by Larry Thompson (the “Reporting Person”).

B.	Residence or Business Address:

The business address of the Reporting Person is 411 South Avenue, P.O. Box 4300, Spruce Grove, Alberta CANADA T7X3B4.

C.	Present Principal Occupation and Employment:

The Reporting Person’s present principal business is construction.

D.	Criminal Proceedings:

During the past five years, none of the principals of the Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.	Civil Proceedings:

During the past five years, none of the principals of the Reporting Person have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: Canada

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Working capital

ITEM 4.	PURPOSE OF TRANSACTION

This schedule 13D is being filed by the Reporting Person to report a transaction occurring on Jul 17, 2009, where the Reporting Person acquired 16,303,562 shares of common stock and 5,434,521 warrants exercisable at $0.45 per share until July 17, 2010 for $2,000,000.  As a result, the Reporting Person’s aggregate holdings exceeded 5%.  The Reporting Person and an affiliated entity have acquired an aggregate of 16,470,227 shares of common stock and 5,517,853 share purchase warrants according to detail provided elsewhere in this schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION - continued

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

a)	Beneficial Ownership.

For the purposes of this Statement, the Reporting Person is reporting herein that as of July 17, 2009, the Reporting Person and an affiliated entity are the beneficial owners of an aggregate of 16,470,227 shares of common stock and 5,517,853 share purchase warrants exercisable into 5,517,853 shares of common stock (or approximately 39.89%) as follows:

Beneficial Owner	Shares	Warrants	Exercise Price	Expiry

Thompson Family Trust	166,665	13,889	$13.50	December 18, 2009
		23,148	$13.50	May 1, 2010
		46,296	$13.50	May 1, 2010
		83,333

Larry Thompson	16,303,562	5,434,521	$0.45	July 17, 2010

Total	16,470,227	5,517,853

For the purposes of this Statement, the Reporting Person is reporting herein that as of July 17, 2009, the Reporting Person has the sole power to vote or to direct the voting or, or to dispose or to direct the disposition of shares and warrants of the Issuer in the name of the Thompson Family Trust. The sole beneficiary of the Thompson Family Trust is Nicole Kali Thompson.

b)	Transactions Within the Past 60 Days.

The Reporting Person acquired 16,303,562 shares of common stock and 5,434,521 warrants exercisable at $0.45 per share until July 17, 2010, owned by Larry Thompson acquired for $2,000,000 on July 17, 2009 at which point the Reporting Person’s aggregate holdings exceeded 5%. Except for this private placement transaction on July 17, 2009, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

c)	Certain Rights of Other Persons.

As of July 17, 2009, to the best knowledge and belief of the Reporting Person, no person other than the Reporting Person and the Thompson Family Trust had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities as per ownership outlined in Item 5 a) above.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As of the date of this Report, the Reporting Person does not have any other contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 30, 2009
LARRY THOMPSON By: /s/ Larry Thompson